SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                     Pursuant to Rule 13a-16 or 15d-16 under
                       the Securities Exchange Act of 1934


          For the month of January 2003 Commission File Number 1-8481
                                  -------------


                                    BCE Inc.
                 (Translation of Registrant's name into English)


 1000, rue de La Gauchetiere Ouest, Bureau 3700, Montreal, Quebec H3B 4Y7,
                                (514) 397-7000
                    (Address of principal executive offices)


Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

             Form 20-F                               Form 40-F     X
                      -----------                             -----------


Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

              Yes                                     No     X
                 -----------                            -----------


If "Yes" is marked, indicate below the file number assigned to the Registrant
in connection with Rule 12g3-2(b): 82-           .
                                      -----------


Notwithstanding any reference to BCE's Web site on the World Wide Web in the documents attached hereto, the information contained in BCE's site or any other site on the World Wide Web referred to in BCE's site is not a part of this Form 6-K and, therefore, is not filed with the Securities and Exchange Commission.

Andre Berard, Edward C. Lumley and Thomas C. O'Neill Appointed to BCE Board of Directors


    MONTREAL, Jan. 7 /CNW Telbec/ - Bell Canada Enterprises' Board of
Directors today announced the appointments of Andre Berard, Chairman of the Board of National Bank of Canada, Edward C. Lumley, Vice Chairman of BMO
Nesbitt Burns and Chairman of E.C.L. Associates Inc., and Thomas C. O'Neill, former Chairman of PwC Consulting, as Directors of the Company.
    BCE also announced today that J. Edward (Ted) Newall and Guy Saint-Pierre will not stand for re-election as Directors of the Company at BCE's next Annual Meeting of Shareholders, to be held in May, 2003. Mr. Newall is BCE's longest serving Director and has served on the Board since May, 1989, while Mr. Saint-Pierre has served since May, 1995.
    "Mr. Newall and Mr. Saint-Pierre have served on BCE's Board with distinction. We would like to thank both of them for their time and dedication," said Richard J. Currie, Chairman of the Board. "We also welcome Mr. Berard, Mr. Lumley and Mr. O'Neill. We are extremely pleased that these three high caliber individuals have accepted to join our Board. I am confident that their breadth of experience, both in the private and public sectors and in their respective communities, will contribute to maintaining the highest standards of governance at BCE."

    ABOUT BCE
    BCE is Canada's largest communications company. It has 25 million customer connections through the wireline, wireless, data/Internet and satellite services it provides, largely under the Bell brand. BCE leverages those connections with extensive content creation capabilities through Bell Globemedia which features some of the strongest brands in the industry - CTV, Canada's leading private broadcaster, The Globe and Mail, the leading Canadian daily national newspaper and Sympatico.ca, a leading Canadian Internet portal. As well, BCE has extensive e-commerce capabilities provided under the BCE Emergis brand. BCE shares are listed in Canada, the United States and Europe.

                                  ANDRE BERARD

    A career banker, Andre Berard is Chairman of the Board of National Bank of Canada. Following various positions within National Bank's branch network, which included Senior Vice-President and General Manager, International, Senior Vice-President and General Manager - Credit, Executive Vice-President, National Accounts, and Senior Executive Vice-President - Banking, he was made President and Chief Executive Officer of National Bank in 1989 and Chairman of the Board in 1990.
    Actively involved in the Canada/France Business Relations Club, he also sits on the Advisory Committee to the Prime Minister on the Business/Government Executive Exchange Program. He is a member of the Policy Committee of the Business Council on National Issues, the "Conseil des gouverneurs associes" of the "Universite de Montreal", the "Jeune Chambre de commerce de Montreal" and the "Chambre de commerce du Quebec". From 1986 to 1989, Mr. Berard was Chairman of the Executive Council of the Canadian Bankers Association.
    Mr. Berard was made an Officer of the Order of Canada in 1995, an officer of the 'Ordre national du Quebec' in 2000 and in 1996 he received the "Ordre de Saint Jean". Mr. Berard was honoured as a Great Montrealer in 1997. In addition, he has received two honorary doctorates, one from the University of Ottawa in 1991 and one from the "Ecole des Hautes Etudes Commerciales", the business school of the "Universite de Montreal", in 1999.
    Mr. Berard has chaired many fundraising campaigns over the years, including the campaign for the Montreal Heart Institute Research Fund.

    January 2003

    NOTE TO EDITOR: Mr. Berard's photograph is available for downloading at our Web site, www.bce.ca/en/news/media/photos_bios/directors/ .

                       THE HONOURABLE EDWARD C. LUMLEY

    The Honourable Edward C. Lumley is currently Vice Chairman of BMO Nesbitt Burns and Chairman of E.C.L. Associates Inc. (a management consulting company). Previously, from 1986 to 1991, he served as Chairman of Noranda Manufacturing Group Inc.
    Following a variety of management positions at Coca-Cola Ltd., Mr. Lumley was first elected in 1971 to public office as Mayor, City of Cornwall and Chairman of the Board of Police Commissioners. He was subsequently elected Member of Parliament for Stormont-Dundas in 1974 and was re-elected in 1979 and 1980. Mr. Lumley held various cabinet level positions in the federal government from 1980 to 1984, including Minister of International Trade, Minister of Industry, Trade, Commerce and Regional Economic Development, Minister of Communications, and Minister of Science and Technology.
    During his tenure at the House of Commons, he was also responsible to Parliament for numerous Crown Corporations, Boards and Commissions, including The Canadian Broadcasting Corporation, Canadair, De Havilland, The Canada Development Investment Corporation, Federal Business Development Bank, and Export Development Corporation.
    Mr. Lumley has served on a number of Corporate and Advisory Boards of Directors and is currently a member of the Boards of Air Canada, Canadian National, Magna International, and Dollar-Thrifty Automotive Group.
    Mr. Lumley has a Bachelor of Commerce Degree from Assumption University of Windsor.

    January 2003

    NOTE TO EDITOR: Mr. Lumley's photograph is available for downloading at our Web site, www.bce.ca/en/news/media/photos_bios/directors/ .

                              THOMAS C. O'NEILL

    Thomas C. O'Neill was Chairman of PwC Consulting from May 2002 to October 2002. From January 2002, he served as Chief Executive Officer of PwC Consulting and from July 2000, as Chief Operating Officer of the Pricewaterhouse Coopers LLP global organization. Previously, and from July 1998, Mr. O'Neill held the position of CEO of Pricewaterhouse Coopers LLP in Canada. Prior to the global merger of Price Waterhouse and Coopers & Lybrand in July 1998, Mr. O'Neill was Chairman and CEO of Price Waterhouse Canada.
    A bilingual native of Quebec City, Mr. O'Neill joined the audit staff of Price Waterhouse, Toronto, in 1967 upon graduation from Queen's University. He received his CA designation in 1970 and was awarded the FCA designation in 1988.
    Throughout his career, he has been his firm's client service partner for a number of large, multinational companies, specializing in those publicly listed in both Canada and the United States. In that capacity, he worked closely with the Audit Committees and Board members of these companies.
    He is a past member of the Advisory Council of the Queen's University School of Business and is currently Vice-Chair of the Board of Governors of Queen's University. He is also past President and Director of the Stratford Shakespearean Festival.

    January 2003

    NOTE TO EDITOR: Mr. O'Neill's photograph is available for downloading at our Web site, www.bce.ca/en/news/media/photos_bios/directors/ .




-30-

For further information: Nick Kaminaris, Communications, (514) 786-3908 or George Walker, Investor Relations, (514) 870-2488; Web site: www.bce.ca

                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            BCE Inc.



                                  (Signed Michael T. Boychuk)
                      -----------------------------------------------------
                                        Michael T. Boychuk
                         Senior Vice-President and Corporate Treasurer





                                    Date: January 7, 2003